EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$4,218	$17,284	$(61,152)	$(34,702)
Less: Participating securities dividends	-	319	2,566	8,177
Net income (loss) attributable to the Company per common share – basic and diluted	$4,218	$16,965	$(63,718)	$(42,879)

DENOMINATOR:
Weighted average common shares outstanding – basic	357,665	357,108	357,507	356,808
Effect of dilutive securities:
Stock options and restricted stock (1)	1,346	439	-	-
Weighted average common shares outstanding – diluted	359,011	357,547	357,507	356,808

Net income (loss) attributable to the Company per common share:
Basic	$0.01	$0.05	$(0.18)	$(0.12)
Diluted	$0.01	$0.05	$(0.18)	$(0.12)

(1)     Equity awards of 5.8 million and 8.3 million were outstanding for the three months ended September 30, 2013 and 2012, respectively, and 9.4 million and 10.0 million were outstanding for the nine months ended September 30, 2013 and 2012, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.